

ARO LUCHA ANIMATION & ENTERTAINMENT
2021 Report

Dear investors,

As you know, our motto is "No Dejas De Luchar" which translates to "Never Stop Fighting" and that's exactly the spirit that Aro Lucha has at its core. This year has been an amazing step forward for us. Coming out of covid and a world that proved difficult to find a home for a live lucha libre television series, our pivot to animation could not have gone better so far. Our partners are Titans in the industry. Pencilish Animation Studios is made up of legends from Sony, Warner Brothers and Disney. Combined, the principals and board members of Pencilish have worked on some of the greatest animated series and projects of all time…including Lion King, Mulan, and The Mandalorian.

StarLight Runner Entertainment is one of the best in the business when it comes to building characters and story worlds, that's why their clients include companies like Sony, Disney, Microsoft, Hasbro, Nickelodeon, and more. Companies like that hire StarLight Runner to work on and build story worlds for projects like Transformers, Avatar, Lucha Underground, Halo, Splinter Cell, Hot Wheels, Dexter, Teenage Mutant Ninja Turtles, Men in Black, and more!

These are YOUR partners now and they're working hard on Aro Lucha's first animated series!

We need your help!

Our investors are some of the most loyal and passionate investors out there! They can continue to support us in our raise, like over 500 investors already have, raising more than $270,000, but they can also support us through social media. Spreading the word about our animated series is going to be crucial when it drops. Another way that our investors can support us is through watching and sharing the links to our show on YouTube when it drops! Studios and potential buyers love to see videos with a large community and a lot of views.

Sincerely,

Ronald Harris

President

Jason Brown

Board Member

Our Mission

In 5 Years, we hope to be the premier kids and family entertainment for Hispanic and Latino families in the US in the Lucha Libre sector.

See our full profile



How did we do this year?

Report Card



B+



The Good



The Bad

We Partnered with StarLight Runner Entertainment, the company hired by studios to build story worlds such as Avatar & Spider Man.

We were not able to host another live event. Covid, among other things, hindered us from performing live and doing another live show.

We Partnered with Pencilish Animation Studios to develop Aro Lucha into an animated series!

We didn't get a live television deal. This was one of the reasons for the pivot to animation, which we're really excited about.

We opened our latest Regulation CF and have raised over $272,000!

Long lead time. Animation takes a while, so our next content drop could be later 2022 or early 2023.

2021 At a Glance
January 1 to December 31


$0
Revenue


-$39,948
Net Loss


$357,213 +14%
Short Term Debt


$20,000
Raised in 2021


$252,092
Cash on Hand
As of 04/27/22

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Aro Lucha Animation and Entertainment produces entertainment content that targets the general audience, but more specifically the Latino and Hispanic Communities. Our content centers around the historic and deeply rooted tradition of Lucha Libre. For example, our animated series will be in all English and all Spanish to reach both audiences. From our animated content, we intend, should the market conditions allow and management feels it is in the best interest of the company, to re-open live action shows based on the intellectual property that we create.

In 5 Years, we hope to be the premier kids and family entertainment for Hispanic and Latino families in the US in the Lucha Libre sector.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Arolucha, Inc. was incorporated in the State of Delaware in October 2017.

Since then, we have:

- Partnered with StarLight Runner, producers who were hired to help Build Worlds For Avatar, Spiderman, Men in Black, & Transformers and more.

- Partnered with Animation Partners, Pencilish Animation Studios, who are former Disney Alumni with a Strong Team and Board

- Pencilish Founders and Team have worked on projects that have grossed OVER $3 BILLION Worldwide

- Pencilish Team and Advisory Board from Disney, Sony Pictures, and Warner Brothers

- Announced the first Aro Lucha animated series and began development of the episode scripts, story, and characters.

- Opened a Regulation CF and raised approximately $270,000.00 for the company.

Historical Results of Operations

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 0% in fiscal year 2021, compared to 0% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $25,382, including $12,913 in cash. As of December 31, 2020, the Company had $20,096 in total assets, including $396 in cash.
- *Net Loss.* The Company has had net losses of $39,948 and net losses of $34,359 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $357,213 for the fiscal year ended December 31, 2021 and $311,979 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $337,479 in debt, $415,000 in equity, $129,216 in equity raised through a prior Reg CF campaign on Wefunder, and $226,429 in equity raised through the Reg CF currently in progress on Wefunder.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Arolucha, Inc. cash in hand is $238,143, as of March 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,800/month, for an average burn rate of $1,800 per month. Our intent is to be profitable in 12 months.

Since the date our financials cover: In February 2022, the Company issued 301,905 shares of stock in exchange for $226,429. In February 2022, the Company issued 33,334 shares of stock in exchange for $25,001.

We do not expect to generate significant revenues in the next 3 to 6 months as animation typically takes 12 months or more to develop and create. We need approximately $150,000 to do our first short form animated series. We believe that by monetizing that series on YouTube, we will be able to generate some revenues at that point.

We are currently not profitable. We believe that approximately $1 - $3 million is needed for us to reach profitability and that it could be 24 to 36 months before we reach that point. Once we are monetizing our YouTube Series and if we are able to create and license our television series, then we expect monthly revenues to be approximately $100,000 to $200,000 per month, depending on the number of episodes purchased by a network. Expenses would be approximately 80% of revenues for television production, so expenses are estimated at approximately $80,000 to $160,000 per month based on the number of television episodes ordered.

In terms of our current funding: We are incurring minimal expenses each month and currently have enough cash to cover any short term burn we are expecting. Besides that, we do not have any other sources of capital beyond the Wefunder campaign.

Net Margin: -Inf% **Gross Margin:** NaN% **Return on Assets:** -157% **Earnings per Share:** -$257.73

Revenue per Employee: $NaN **Cash to Assets:** 51% **Revenue to Receivables:** ~ **Debt Ratio:** 1,407%

Arolucha_Financials_and_CPA_Audit_Report_2020_and_2021_4.12.22_Final.pdf

04.08.2021_Accountants_Review_Report_and_Consolidated_Financial_Statements_-_Arolucha_Inc_2020_and_2019_-_FINAL.pdf

04.10.2020_Arolucha_Inc_and_Subsidaries_Accountant_Review_Report.pdf

We ❤ Our

We ♥ Our

791 Investors

Thank You For Believing In Us

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Claire Dawn Marie Gittens
Don Kelly
John Lee
Maria Calfer
Boola Robello
Alexander Ramirez
John Christopher Rose
Earl Weiss
Jason Ailster
Fabian Roobeek
Shaun Potter
Thomas Schutz
Phillip Newell
Katrice Addison
Bill Alexy
Eugene Gilbert
Michael Brown
Segiu Badragan
Das Frank
Tychicus Eaton
Doug Parks
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Luis Pena
Steven Rychetnik
Gina Roche
Rafael Ruiz
Alisha Christian
Kevin Johnson
Deepak Gaur
Christopher Dulay
Alexandro Maliachi
Gerald P Chambers

Thank You!

From the Aro Lucha Animation & Entertainment Team



Jason Brown
Board Member



Kathy Campbell
Co-Capital Consultant



Bill Campbell
Co-Capital Consultant



Ron Harris
President



Jeff Gomez

Animated Series Producer

CEO of Starlight Runner, Jeff has worked on some of the world's most successful blockbuster entertainment franchises, including Spider-Man, Magic: The Gathering, and the global relaunch of Ultraman.





Tom Bancroft

Head of Animation for Arolucha's Animated Series

Disney Animation Vet, has created characters in some of the most popular and profitable animated films of all time, including The Lion King, Pocahontas, and Mulan. He has also created animation on 10 Feature Films and directed 8 TV episodes





Mark Pensavalle

Animated Series Producer

EVP of Starlight Runner Mark worked on the world's largest and most lucrative entertainment franchises and consumer brands from Disney's Pirates of the Caribbean to James Cameron's Avatar to Microsoft's Halo.





Melissa Preisler

3rd Party Accountant - Vita Financial Services

Worked at The Walt Disney Company for 14 years, Responsible for financial operations including assisting management with formulation of business strategy, implementation of cost reduction and profit maximizing business practices.





Steele Filipek

Animated Series Producer

Steele is an award-winning writer of screenplays, comic books, video games, and literature. As Executive Editor at Starlight Runner Entertainment, he has worked on such properties as Teenage Mutant Ninja Turtles, Transformers and Spider-Man.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jason Brown	Board Member @ Arolucha, Inc	2017

Officers

OFFICER	TITLE	JOINED
Jason Brown	Board Member	2017
Ronald Harris	Vice President of Talent Relations	2017
Donald Harris	Vice President of Production	2017
Bill Campbell	Chief Capital Officer	2017
Kathy Campbell	Chief Capital Officer	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jason Brown	1,530,000 Class A Voting Common	48.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2017	$198,900	Common Stock	Section 4(a)(2)
10/2017	$18,876	Common Stock	Section 4(a)(2)
10/2017	$76,674	Common Stock	Section 4(a)(2)
10/2017	$18,876	Common Stock	Section 4(a)(2)
10/2017	$76,674	Common Stock	Section 4(a)(2)
06/2018	$308,338		Other
07/2018	$129,216		4(a)(6)
01/2019	$9,141		Other
05/2021	$20,000		Other
02/2022	$226,429	Common Stock	Regulation Crowdfunding
02/2022	$25,001	Preferred Stock	Section 4(a)(2)
	$277,188		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Aroluxe Parent Company LLC	06/25/2018	$308,338	$262,523	5.0%	12/31/2022	Yes
Bill Campbell	01/10/2019	$9,141	$10,736	5.0%	12/31/2022	Yes
Pencilish Animation Studios, Inc.	05/27/2021	$20,000	$21,000	6.0%	05/28/2022	Yes

Related Party Transactions

Name	Aroluxe Parent Company, LLC
Amount Invested	$51,558
Transaction type	Loan
Issued	12/31/2020
Outstanding principal plus interest	$64,184 as of 04/2022
Interest	0.0 per annum
Maturity	12/31/2022
Outstanding	Yes
Current with payments	Yes
Relationship	Common Ownership

Throughout 2020 and 2021, the parent company paid for the Company's expenses for the purposes of funding operations. This payable bears no interest rate and is due upon

demand.

Name	Aroluxe Media, LLC
Amount Invested	$0
Transaction type	Other
Issued	01/01/2018
Relationship	Common Ownership

Jason Brown, through Aroluxe Parent Co, LLC, has common ownership in Arolucha, Inc. and Aroluxe Media, LLC. During 2018, Aroluxe Media, LLC was engaged to provide marketing services to Arolucha, Inc. for a fee " below market rate." Total spend in 2018 was $5,683.

Name	Aroluxe Media, LLC
Amount Invested	$0
Transaction type	Other
Issued	01/01/2018
Relationship	Common Ownership

Jason Brown, through Aroluxe Parent Co, LLC, has common ownership in ALW Events, LLC (through its parent company Arolucha, Inc) and Aroluxe Media, LLC. On 1/1/2018, ALW Events, LLC, a subsidiary of Arolucha, Inc, and Aroluxe Media, LLC entered into a Master Equipment Rental Agreement whereby Aroluxe Media, LLC provides LED Walls, Staging, and Special Effects Equipment to ALW Events, LLC for a fee "below market rate." Total spend in 2018 was $27,208.

Name	Aroluxe Media, LLC
Amount Invested	$2,337
Transaction type	Other
Issued	01/31/2019
Relationship	Common Ownership

Shareholders of the Company own other businesses that have provided good and services to the Company for total expenses of $2,337 and $32,891 in the years ended December 31, 2019 and 2018, respectively. As of December 31, 2020 and 2019, the amounts due to those other businesses totaled $0.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Non Voting Common Stock	10,000,000	152,334	No
Preferred Stock	5,000,000	0	No
Class A Voting Common Stock	5,000,000	3,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition . We attempt to secure insurance programs to address our various risks with terms, conditions and costs that are appropriate for our business. However, heightened concerns and challenges regarding property, casualty, liability, business interruption and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost, including coverage for acts of terrorism, cyber attacks, weather-related damage and other perils associated with our operations.

We could incur substantial liability in the event of accidents or injuries occurring during our physically demanding events . We hope and intend to hold numerous live events each year. This schedule exposes our performers and our employees who are involved in the production of those events to the risk of travel and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of our events exposes our performers to the risk of serious injury or death. Although our performers, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we self-insure medical costs for our performers for injuries that they incur while performing. We also self-insure a substantial portion of any other liability that we could incur relating to such injuries. Liability to us resulting from any death or serious injury sustained by one of our performers while performing, to the extent not covered by our insurance, could adversely affect our business, financial condition and operating results.

Our Founder, CEO and Sole Director controls the Company and will continue to do so after this offering. We currently have no independent directors . Jason Brown, our Founder, Board Member, and Sole Director, is currently also our controlling shareholder. As the majority holder of Class A Common Stock, which gives him one vote per share, as opposed to no voting rights for holders of Class B Non-Voting Common Stock like you, he will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Jason's voting power through his ownership of our Class A common stock could discourage or preclude others from initiating potential mergers, takeovers or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within AroLucha, having extra checks and balances to prevent fraud and produce reliable financial reports.

We depend on a small management team and creative team, and will need to hire more people to be successful. Our success also depends on being able to retain and continue to recruit key performers, if not the popularity of our brand of entertainment could decline, which could adversely affect our operating results . Our success will greatly depend on the skills, connections and experiences of our founders, Jason Brown, Ronald Harris, Donald Harris, Bill Campbell and Kathy Campbell. We are also dependent on the creative talents of many performers, consultants, and independent contracrtors. Should any of them discontinue working for or with AroLucha there is no assurance that AroLucha will be able to continue. We will also need to hire additional creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions. Our success depends, in large part, upon our ability to recruit and retain key performers and writers in the Lucha Libre world, to portray characters in our live events and develop content. We cannot guarantee that we will be able to continue to identify, recruit and retain these performers. Additionally, performers and writers from time to time can stop working for us for any number of reasons, and we cannot guarantee that we will be able to retain our current performers either during the terms of their contracts or when their contracts expire. Our failure to attract and retain key performers, an increase in the costs required to attract and retain such performers, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement or drop in popularity for any reason of, any of our key performers could lead to a decline in the appeal of our storylines and the popularity of our brand of entertainment. Scheduling conflicts for performers may also affect certain events. Any of the foregoing issues could adversely affect our operating results.

We are a relatively-new company ; our auditor has issued a "going concern" opinion . AroLucha was incorporated in October 2017. It is a relatively new company, with no history upon which an evaluation of its past performance and future prospects can be made. Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. As of December 31, 2020, the date of our last reviewed financial statements, we had not yet generated profits. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital

financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Natural disasters, such as Covid-19, and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products or services to our customers or could decrease the demand for our products. They could also result in us not being able to continue with our various projects or in making it difficult or impossible for us to create new products or content to be monetized or to provide new services. As we depend on live shows and large gatherings of people as core to our business, any disruption that those things could have adverse affects on our ability to operate and as such could cause negative impacts on our company and operations. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the impact on our customers and our sales cycles, the impact on customer, employee or industry events, and the effect it will have on our vendors, all of which are uncertain and cannot be predicted. For example, we may need to delay or discontinue our future filming, live shows, or projects because of social distancing mandates issued by federal, state and local governments. The exact impact of COVID-19 disruptions on our overall and future financial condition and results of operations is difficult to predict. For our industry, the COVID-19 pandemic has virtually shut down the supply chain for new productions, delayed major media and content releases, closed most of the theaters in the United States, and disrupted the global entertainment industry in a negative manner. The overall impact of this cannot be predicted or foreseen, but it is highly probable that this could have a negative effect on our industry as a whole, and therefore our company specifically, for years to come. The overall unpredictability of public sentiment, fear of gathering in large groups, employment and future disposable income for our intended audiences, the financial health of other companies such as theater chain owners in our industry, and other unforeseen variables all make it very difficult to predict when, or if, our industry will recover from the COVID-19 pandemic. There is also a risk that in the future something similar could happen again with these, and other unintended, consequences.

Part-time Officers Bill and Kathy Campbell our Chief Capital Officers are both part-time officers, this may result in diminished time being committed to Arolucha and potentially impact company performance.

There is no current market for AroLucha's shares .

There is no formal marketplace for the resale of our securities. Shares of our Class B Non-Voting Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class B Non-Voting Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

The entertainment market in which we operate is intensely competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence, which could adversely affect our operating results .

We face competition for our audiences from professional and college sports, as well as from other forms of live events, as well as televised, streamed and filmed entertainment and other leisure activities, in a rapidly changing and increasingly fragmented marketplace. Many of the companies with whom we compete have substantially greater financial resources than we do, such as World Wrestling Entertainment and Live Nation Entertainment. Even among fans of lucha libre, we compete with televised, streamed and filmed entertainment from U.S. and Mexican companies. For the sale of our merchandise, we compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential performers. Our failure to compete effectively could result in a significant loss of ticket sales, venues and performers, any of which could adversely affect our operating results.

If we are unable to build and maintain our brand of entertainment, our operating results may be adversely affected . We are at the mercy of public perception .

Lucha libre has an intense core fan base, but it is not a widely known. The lack of awareness of our brand, among fans who have a large number of entertainment choices, may adversely affect our operating results. We must build and maintain a strong brand identity to attract and retain a broad fan base. The creation, marketing and distribution of live events and digital programming that our fans value and enjoy is at the core of our business and is critical to our ability to generate revenues. Also important are effective consumer communications, such as marketing, customer service and public relations. The role of social media by fans and by us is an increasingly important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brand, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in attendance at our live events and the sale of our merchandise, and in the future, impact our television and/or film viewership, which would adversely affect our operating results. Wrestling programming is created to evoke a passionate response from fans. This includes creating personas that generate strong reactions, whether positive or negative. These personas do not necessarily represent the personal opinions of the performers. We may be associated with performers and writers who are subject to changing public perceptions. The public perception of the persona depends on the social and political climate of the day, of which we have no control over, and personas that have previously been objects of derision may take on social significance that was never intended. Social media enables perceptions to spread quickly, whether accurate or not. This could impact our reputation and, depending on the severity, could adversely affect event ticket sales and our operating results.

Our live events entail other risks inherent in public live events, which could lead to disruptions of our business as well as liability to other parties, any of which could adversely affect our financial condition or results of operations .

We hold numerous live events each year. Certain risks are inherent in events of the type we perform as well as the travel to and from them. Risks of travel and large live events include air and land travel interruption or accidents, the spread of illness, injuries resulting from building problems, pyrotechnics or other equipment malfunction, local labor strikes and other force majeure type events. These issues, among others, could result in personal injuries or deaths, cancelled events and other disruptions to our business for which our business interruption insurance may be insufficient . Any of these occurrences also could result in liability to other parties for which we may not have insurance. Any of these risks could adversely affect our business, financial condition and/or results of operations.

We may not be able to protect all our intellectual property. We may be subject to claims against us for violation of third party intellectual property rights .

Our profitability may depend in part on our ability to effectively protect our intellectual property, including our trademark and logo, original entertainment content in our projects, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties may become time-consuming and expensive. Any litigation for both protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation. While we generally own the intellectual property in our content, we may be subject to third parties alleging that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices in a timely manner in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. As a

property rights, our business and competitive position may be adversely affected. As a result of this type of dispute, we could also be required to develop non-infringing technology, make royalty or damage payments, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims, any of which could be costly or unavailable on acceptable terms.

We are offering non-voting common stock. We can issue preferred stock without stockholder approval, which could materially adversely affect the rights of common stockholders .

We are offering Class B Non-Voting Common Stock, which means you will not have a say in the direction of the Company, including any material corporate decisions, such as mergers, acquisitions, dissolution or winding up of the company. Our Board may make a decision you disagree with and you will not have a vote. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stockholders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

The offering price has been arbitrarily set by AroLucha .

AroLucha set the price of its Class B Non-Voting Common Stock. Valuations for companies at our early stage of development are purely speculative. We have not generated any significant revenue, nor do we have deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As the holder of non-voting common stock in the Company, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in non-voting shares in the Company will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell offer securities at different terms to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the Company chooses to issue convertible debt, SAFEs, options, warrants, or additional Common or Preferred Stock, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's economic rights. The Investor is investing in a class of common stock with no voting rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[①];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. Among the factors we have considered in determining the initial price are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Arolucha, Inc.
- Delaware Corporation
- Organized October 2017
- 0 employees

231 Public Square
Suite 300 PMB 41
Franklin TN 37064

http://www.arolucha.com

Business Description

Refer to the Aro Lucha Animation & Entertainment profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Aro Lucha Animation & Entertainment is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.